Exhibit 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Effective November 1, 2011, the Bank of Montreal commenced reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board as a replacement of prior Canadian generally accepted accounting principles (“Canadian GAAP”). Fiscal 2011 comparative figures presented in this document have been restated to reflect our adoption of IFRS, as defined and described in the notes to our 2012 Annual Report, Note 30, on pages 177 to 181. Fiscal 2010 and 2009 comparative figures presented in this document have not been restated and are presented in accordance with Canadian GAAP, as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the three months ended January 31, 2014, and year ended October 31, 2013 and 2012:

	Year Ended October 31		Three Months Ended January 31, 2014
	2012(1)	2013(1)
Excluding Interest on Deposits	3.07	3.52	3.75
Including Interest on Deposits	1.96	2.07	2.08

(1)	On November 1, 2013, BMO adopted certain changes in IFRS including amendments to IAS 19 Employee Benefits for measurement and presentation differences; IFRS 10 Consolidated Financial Statements resulting in the deconsolidation of two of the Bank’s funding vehicles and Canadian securitization vehicles; and IFRS 11 Joint Arrangements resulting in a joint venture being accounted for using the equity method of accounting. The earnings to fixed charges ratio, excluding interest on deposits, and including interest on deposits, for fiscal 2012 and 2013 above have been adjusted accordingly to reflect the impact of the retroactive application of these changes.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the three months ended January 31, 2014, and year ended October 31, 2013 and 2012:

	Year Ended October 31		Three Months Ended January 31, 2014
	2012(1)	2013(1)
Excluding Interest on Deposits	2.86	3.28	3.49
Including Interest on Deposits	1.90	2.01	2.02

(1)	On November 1, 2013, BMO adopted certain changes in IFRS including amendments to IAS 19 Employee Benefits for measurement and presentation differences; IFRS 10 Consolidated Financial Statements resulting in the deconsolidation of two of the Bank’s funding vehicles and Canadian securitization vehicles; and IFRS 11 Joint Arrangements resulting in a joint venture being accounted for using the equity method of accounting. The earnings to fixed charges and preferred dividends ratio, excluding interest on deposits, and including interest on deposits, for fiscal 2012 and 2013 above have been adjusted accordingly to reflect the impact of the retroactive application of these changes.